FINANCIAL SUMMARY

(All financial information has been prepared in accordance with accounting principles generally accepted in the

United States of America)

FY2007 Semi-Annual

(April 1, 2006 through September 30, 2006)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota’s ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

This report contains summarized and condensed financial statements prepared in accordance with accounting principles generally accepted in the United States of America. Certain amounts from prior periods have been reclassified to conform to the current semi-annual report.

OVERVIEW OF ASSOCIATED COMPANIES

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

Toyota Motor Corporation (“TMC”) and its associated companies (528 consolidated subsidiaries and 217 affiliates as of September 30, 2006) are engaged mainly in the automotive industry and also in the financial services and other businesses.

The following three business segments are segmented on the basis as stated under the “Segment Information” according to the business category.

Automotive:

This business involves the design, manufacturing and distribution of sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. Automobiles are manufactured mainly by TMC, Hino Motors, Ltd., and Daihatsu Motor Co., Ltd., but a portion of manufacturing is consigned to Toyota Auto Body Co., Ltd. and others. Automobiles are also manufactured by Toyota Motor Manufacturing, Kentucky, Inc. and other overseas companies. Automobile parts are manufactured by TMC, Denso Corporation and others. These products are sold through Tokyo Toyo-Pet Motor Sales Co., Ltd. and other dealers and to certain large customers, directly by TMC. Overseas, sales are made through Toyota Motor Sales, U.S.A., Inc. and other distributors and dealers. In addition, Volkswagen vehicles are sold through TMC and some dealers in Japan.

Financial Services:

This business involves the provision of financing to support the sales of automobiles and other products manufactured by TMC and its associated companies and also covers the leasing of automobiles and equipment. Toyota Finance Corporation in Japan, Toyota Motor Credit Corporation and other overseas associated companies provide sales financing for TMC’s products and the products of its associated companies.

All other:

Other business includes the design, manufacturing and sale of housing, telecommunications and other businesses. Housing is manufactured mainly by TMC and sold through Toyota Housing Corporation and housing dealers in Japan.

Consolidated 1

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

Other major companies include Toyota Motor North America, Inc., which deals with public relations and research activities in North America, Toyota Motor Engineering & Manufacturing North America, Inc., which carries out research and development and controls manufacturing companies in North America, Toyota Motor Europe NV/SA, which controls manufacturing and sales companies and deals with public relations and research activities in Europe, and Toyota Financial Services Corporation, which controls the management of financial companies.

Note:	Osaka Toyopet Co., Ltd. changed its trade name to Osaka Toyota Motor Co., Ltd. as of August 8, 2006. Toyota Motor Manufacturing, North America, Inc. changed its trade name to Toyota Motor Engineering & Manufacturing North America, Inc. as of April 1, 2006.

<Overview of Changes in Major Associated Companies>

For FY2007 semi-annual, the change in our major associated companies is as follows:

(Change in major associated companies)

Companies excluded from consolidation: Toyota Motor North America, Inc.

Toyota Motor North America, Inc., which was a consolidated subsidiary of TMC as of March 31, 2006, merged into Toyota Technical Center USA, Inc., which is also a consolidated subsidiary of TMC, as of April 1, 2006.

Toyota Technical Center USA, Inc. changed its trade name to Toyota Motor North America, Inc. as of the effective date of the merger.

Consolidated 2

MANAGEMENT POLICY

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1. Toyota’s Basic Management Policy

Toyota Motor Corporation (“TMC”) holds up the “Guiding Principles at Toyota Motor Corporation” as its basic management policy and believes that efforts to achieve the goals set forth in the principles will lead to an increase in corporate value. The “Guiding Principles at Toyota Motor Corporation” are as follows:

(1)	Honor the language and spirit of the law of every nation and undertake open and fair corporate activities to be a good corporate citizen of the world.

(2)	Respect the culture and customs of every nation and contribute to economic and social development through corporate activities in the communities.

(3)	Dedicate ourselves to providing clean and safe products and to enhancing the quality of life everywhere through all our activities.

(4)	Create and develop advanced technologies and provide outstanding products and services that fulfill the needs of customers worldwide.

(5)	Foster a corporate culture that enhances individual creativity and teamwork value, while honoring mutual trust and respect between labor and management.

(6)	Pursue growth in harmony with the global community through innovative management.

(7)	Work with business partners in research and creation to achieve stable, long-term growth and mutual benefits, while keeping ourselves open to new partnerships.

2. Basic Policy on the Distribution of Profits

TMC deems the benefit of its shareholders as one of its priority management policies and strives to continuously increase per-share earnings, through promoting its business aggressively while improving and strengthening its corporate foundations. With respect to the payment of dividends, TMC seeks to enhance the distribution of profits by striving to raise the consolidated dividend payout ratio, with the aim of increasing it to 30% over the medium- to long-term, while giving due consideration to factors such as the business results of each term and new investment plans. Furthermore, we acquire treasury stock to improve capital efficiency and to respond appropriately to changes in the business environment.

As we anticipate the continued growth in worldwide automotive markets, we will utilize our internal funds mainly to invest in improvement of product performance and development of next-generation technologies to achieve future growth, and to develop production and sales networks domestically and overseas for further expansion of our global business, while securing solid management foundation.

Dividends will be declared twice a year—an interim dividend and a year-end dividend—and in order to secure an opportunity to seek shareholders’ input, year-end dividends will be a matter for resolution at the ordinary general shareholders’ meeting.

3. Policy for the Granting of Stock Options and Other Incentive Plans

Currently, TMC maintains an incentive plan for granting stock options to our directors, managing officers and senior managers, etc. Together with this plan, TMC also maintains an incentive plan for the executives of its overseas associated companies.

TMC believes that these incentive plans will heighten their willingness and motivation to improve business performance in the medium- and long-term, enhance international competitiveness and profitability, and contribute to increased corporate value.

Consolidated 3

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

4. Medium- and Long-term Management Strategy

To continue its growth over the long-term, the Toyota Group will make combined efforts to address the following agenda.

The immediate agenda in Japan include the continued introduction of the Lexus brand, and the reinforcement of sales network through further clarification of the channel identities of Toyota, Toyopet, Corolla, and Netz dealer channels. Overseas, in North America, Europe, Asia, and other regions, Toyota Group is working diligently towards the successful commencement of production at new plants, and through further development of the foundation of production, purchasing, and sales structures, and promotes corporate activities that are rooted in the local regions.

Medium- to long-term strategies include, first of all, focus on development of cutting-edge technologies and their use in products to continue providing customers around the world with products that are environmentally-friendly, safe, comfortable, and attractive. Second, the entire Toyota Group is making concerted efforts to maintain and improve the world’s highest levels of quality and strengthen our cost competitiveness, and builds optimal business structures in order to achieve a balance between growth and efficiency. In addition, Toyota strives to be a company with energy and dignity that fulfills its social responsibilities by carrying out corporate social responsibility (CSR) activities through philanthropic activities undertaken from a global perspective and thorough corporate ethics including full compliance with applicable laws and regulations. The origin of corporate competitiveness is the development of human resources, and Toyota is training the highly-creative personnel that will pass on Toyota’s manufacturing technologies, skills and values to the next generation.

By addressing these agenda, Toyota is working to enhance its corporate value as a company that can compete successfully on a global scale and maintain growth in harmony with society rooted in “manufacturing” over 21st century.

Consolidated 4

BUSINESS RESULTS AND FINANCIAL POSITION

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1. Summary of Consolidated Financial Results for FY2007 Semi-Annual

(1) Financial Results

During this semi-annual period, the Japanese economy has been recovering with higher capital expenditure resulting from improved corporate revenues as well as a steadier level of personal consumption. Overseas, the US economy grew, despite growth in personal consumption being only moderate. The European economy also showed steady growth overall.

Under these conditions, consolidated vehicle sales in Japan and overseas increased by 312 thousand units, or 8.1%, to 4,145 thousand units in FY2007 semi-annual compared with FY2006 semi-annual, marking a record high in semi-annual results. While vehicle sales in Japan decreased by 13 thousand units, or 1.2%, it continued to maintain a high level of 1,073 thousa]nd units in FY2007 semi-annual, as a result of the sales efforts of dealers in Japan. Overseas vehicle sales increased significantly by 325 thousand units, or 11.9%, to 3,072 thousand units in FY2007 semi-annual compared with FY2006 semi-annual, mainly due to increased sales in North America, Europe and other regions.

As for the results of operations, net revenues increased by 1,518.7 billion yen, or 15.3%, to 11,471.8 billion yen in FY2007 semi-annual compared with FY2006 semi-annual, and operating income increased by 284.0 billion yen, or 35.1%, to 1,093.4 billion yen in FY2007 semi-annual compared with FY2006 semi-annual. Among the factors contributing to the increase in operating income totaling 380.0 billion yen, were the effects of changes in exchange rates of 190.0 billion yen, marketing efforts of 150.0 billion yen and cost reduction efforts of 40.0 billion yen. On the other hand, factors resulting in the decrease in operating income primarily included an increase in expenses of 96.0 billion yen. Income before income taxes, minority interest and equity in earnings of affiliated companies increased by 310.2 billion yen, or 36.2%, to 1,166.1 billion yen in FY2007 semi-annual compared with FY2006 semi-annual. Net income increased by 206.7 billion yen, or 36.2%, to 777.2 billion yen in FY2007 semi-annual compared with FY2006 semi-annual.

(2) Cash Flows

Cash flows from operating activities resulted in an increase in cash by 1,570.9 billion yen in FY2007 semi-annual period, mainly due to net income of 777.2 billion yen. Net cash provided by operating activities increased by 231.5 billion yen compared with an increase in cash by 1,339.4 billion yen in FY2006 semi-annual. Cash flows from investing activities resulted in a decrease in cash by 1,721.1 billion yen in FY2007 semi-annual, mainly due to the additions to finance receivables of 3,314.8 billion yen. Net cash used in investing activities in the FY2007 semi-annual decreased by 70.4 billion yen compared with 1,650.7 billion yen of net cash used in investing activities in the FY2006 semi-annual. Cash flows from financing activities resulted in an increase in cash by 470.8 billion yen in FY2007 semi-annual, mainly due to the proceeds from issuance of long-term debt of 1,435.4 billion yen. Net cash provided by financing activities decreased by 19.1 billion yen compared with FY2006 semi-annual. After consideration of the effect of exchange rate changes, cash and cash equivalents increased by 337.0 billion yen, or 21.5%, to 1,906.3 billion yen at the end of FY2007 semi-annual period compared with the end of FY2006.

Regarding the consolidated cash flows by segment for FY2007 semi-annual period, in non-financial services business, net cash provided by operating activities was 1,212.4 billion yen, net cash used in investing activities was 690.1 billion yen and net cash used in financing activities was 329.9 billion yen. Meanwhile, in the financial services business, net cash provided by operating activities was 281.0 billion yen, net cash used in investing activities was 978.7 billion yen and net cash provided by financing activities was 835.4 billion yen.

Consolidated 5

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

2. Consolidated Financial Results for FY2007 Semi-Annual by Segment

(1) Segment Operating Results

Automotive:

Net revenues for the automotive operations increased by 1,339.7 billion yen, or 14.7%, to 10,484.2 billion yen in FY2007 semi-annual compared with FY2006 semi-annual, and operating income increased by 270.8 billion yen, or 37.5%, to 992.1 billion yen in FY2007 semi-annual compared with FY2006 semi-annual. The increase in operating income was mainly due to the effects of changes in exchange rates, increases in both production volume and vehicle units sold, and cost reduction efforts, partially offset by an increase in expenses.

Financial services:

Net revenues for the financial services operations increased by 137.4 billion yen, or 29.8%, to 599.4 billion yen in FY2007 semi-annual compared with FY2006 semi-annual, while operating income decreased by 3.6 billion yen, or 4.4%, to 79.9 billion yen in FY2007 semi-annual compared with FY2006 semi-annual. The decrease in operating income was mainly because of the valuation losses on interest rate swaps stated at fair value by a sales finance subsidiary in the United States of America in accordance with the Statement of Financial Accounting Standards (FAS) No. 133 (as amended by several guidance including FAS No. 138), despite a steady increase in financing volumes.

All other:

Net revenues for all other businesses increased by 106.3 billion yen, or 19.8%, to 642.2 billion yen in FY2007 semi-annual compared with FY2006 semi-annual, and operating income increased by 11.2 billion yen, or 113.7%, to 21.0 billion yen in FY2007 semi-annual compared with FY2006 semi-annual.

(2) Geographic Information

Japan:

Net revenues in Japan increased by 977.4 billion yen, or 16.2%, to 7,010.3 billion yen in FY2007 semi-annual compared with FY2006 semi-annual, and operating income increased by 298.5 billion yen, or 77.3%, to 684.4 billion yen in FY2007 semi-annual compared with FY2006 semi-annual. The increase in operating income was mainly due to the effects of changes in exchange rates, an increase in production volume and cost reduction efforts, partially offset by an increase in expenses.

North America:

Net revenues in North America increased by 717.3 billion yen, or 19.8%, to 4,344.6 billion yen in FY2007 semi-annual compared with FY2006 semi-annual, while operating income decreased by 18.0 billion yen, or 6.7%, to 250.5 billion yen in FY2007 semi-annual compared with FY2006 semi-annual. The decrease in operating income was mainly because of the valuation losses on interest rate swaps stated at fair value by a sales finance subsidiary in the United States of America in accordance with the Statement of Financial Accounting Standards (FAS) No. 133 (as amended by several guidance including FAS No. 138).

Europe:

Net revenues in Europe increased by 381.8 billion yen, or 29.4%, to 1,682.6 billion yen in FY2007 semi-annual compared with FY2006 semi-annual, and operating income increased by 25.9 billion yen, or

Consolidated 6

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

64.8%, to 66.0 billion yen in FY2007 semi-annual compared with FY2006 semi-annual. The increase in operating income was mainly due to solid performance as a result of increases in both production volume and vehicle units sold, as well as cost reduction efforts.

Asia:

Net revenues in Asia increased by 27.7 billion yen, or 2.8%, to 1,024.7 billion yen in the FY2007 semi-annual, compared with FY2006 semi-annual, while operating income decreased by 14.1 billion yen, or 18.7%, to 61.3 billion yen in FY2007 semi-annual, compared with FY2006 semi-annual. The decrease in operating income was mainly due to decreases in both production volumes and vehicle units sold.

Other:

Net revenues in other regions increased by 208.4 billion yen, or 27.4%, to 968.5 billion yen in FY2007 semi-annual compared with FY2006 semi-annual, and operating income was 36.1 billion yen in FY2007 semi-annual, remaining at the same level as in FY2006 semi-annual.

3. Distribution of Profits for FY2007 Semi-Annual

As for the dividends, TMC increased in interim dividends declared in November 2005 by 15 yen per share to 50 yen per share. Accordingly, the consolidated dividend payout ratio for FY2007 semi-annual period would be 20.7%. On the other hand, during FY2007 semi-annual period, TMC repurchased 26 million of its own shares, 162.5 billion yen in the aggregate.

4. Forecast of Financial Results for FY2007

Although we expect continued gradual growth in the world economy in the future, we face a variety of unstable elements, including concerns about the future American economy and higher prices for crude oil and raw materials. The Japanese economy is on a recovery trend, but troubling factors still remain. In the automobile industry, auto makers from around the world are expanding development of next-generation technologies that address issue of environment, safety, and energy, including the large scale introduction of hybrid vehicles, and competition is expected to become even more intense in the future.

Under these circumstances, current forecast of financial results for the fiscal year ending March 2007 is set forth below. This forecast assumes average exchange rates through the fiscal year of 115 yen per US$1 and 145 yen per 1 euro.

Forecast of consolidated results for FY2007

Net revenues	23,200.0 billion yen	(increase of 10.3% compared with FY2006)
Operating income	2,200.0 billion yen	(increase of 17.1% compared with FY2006)
Income before income taxes, minority interest and equity in earnings of affiliated companies	2,300.0 billion yen	(increase of 10.2% compared with FY2006)

Net income	1,550.0 billion yen	(increase of 13.0% compared with FY2006)

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

When using the forecast of financial results, please refer to the Cautionary Statement with Respect to Forward-Looking Statements in the Financial Summary on the inside cover.

Consolidated 7

CONSOLIDATED PRODUCTION AND SALES

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1. Production

		FY2007 semi-annual (April 2006 through September 2006)	FY2006 semi-annual (April 2005 through September 2005)	Increase (Decrease)	FY2006 (April 2005 through March 2006)
		(Units)
	Japan	2,450,028	2,191,618	258,410	4,684,956
	North America	590,108	609,387	(19,279)	1,201,459
	Europe	349,389	298,923	50,466	622,552
Vehicles (new)	Asia	372,537	416,461	(43,924)	835,669
	Other	195,424	185,586	9,838	367,011
	Overseas total	1,507,458	1,510,357	(2,899)	3,026,691
	Total	3,957,486	3,701,975	255,511	7,711,647
Houses (Japan)		2,571	2,352	219	5,269

Note:	The total production of vehicles (new) includes 406,394 units of Daihatsu brand vehicles (including OEM production) in FY2007 semi-annual, 369,054 units in FY2006 semi-annual and 763,573 units in FY2006 results, and 52,299 units of Hino brand vehicles in FY2007 semi-annual, 49,650 units in FY2006 semi-annual and 100,018 units in FY2006 results.

2. Sales (by destination)

		FY2007 semi-annual (April 2006 through September 2006)	FY2006 semi-annual (April 2005 through September 2005)	Increase (Decrease)	FY2006 (April 2005 through March 2006)
		(Units)
	Japan	1,073,457	1,086,773	(13,316)	2,364,484
	North America	1,463,546	1,244,673	218,873	2,556,050
	Europe	589,240	498,072	91,168	1,022,781
Vehicles (new)	Asia	381,799	448,090	(66,291)	880,661
	Other	637,281	555,511	81,770	1,150,587
	Overseas total	3,071,866	2,746,346	325,520	5,610,079
	Total	4,145,323	3,833,119	312,204	7,974,563
Houses (Japan)		2,593	2,274	319	5,525

Note:	The total sales of vehicles (new) include 361,401 units of Daihatsu brand vehicles in FY2007 semi-annual, 344,656 units in FY2006 semi-annual and 711,757 units in FY2006 results, and 51,628 units of Hino brand vehicles in FY2007 semi-annual, 49,249 units in FY2006 semi-annual and 102,474 units in FY2006 results.

Consolidated 8

BREAKDOWN OF CONSOLIDATED NET REVENUES

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

		(Amounts are rounded to the nearest million yen)
	FY2007 semi-annual (April 2006 through September 2006)	FY2006 semi-annual (April 2005 through September 2005)	Increase (Decrease)
Vehicles	8,965,658	7,772,225	1,193,433
Parts & components for overseas production	177,648	131,174	46,474
Parts	704,954	631,506	73,448
Other	628,855	603,257	25,598
Total Automotive	10,477,115	9,138,162	1,338,953
Financial services	588,711	452,994	135,717
Housing	71,940	58,248	13,692
Telecommunications	25,376	25,735	(359)
Other	308,747	278,021	30,726
Total	11,471,889	9,953,160	1,518,729

Note: The	amounts represent net revenues to external customers.

Consolidated 9

CONSOLIDATED STATEMENTS OF INCOME

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

		(Amounts are rounded to the nearest million yen)

	FY2007 semi-annual (April 2006 through September 2006)	FY2006 semi-annual (April 2005 through September 2005)	Increase (Decrease)	FY2006 (April 2005 through March 2006)

Net revenues :	11,471,889	9,953,160	1,518,729	21,036,909
Sales of products	10,883,178	9,500,166	1,383,012	20,059,493
Financing operations	588,711	452,994	135,717	977,416
Costs and expenses :	10,378,464	9,143,669	1,234,795	19,158,567
Cost of products sold	8,823,752	7,710,268	1,113,484	16,335,312
Cost of financing operations	396,595	270,944	125,651	609,632
Selling, general and administrative	1,158,117	1,162,457	(4,340)	2,213,623
Operating income	1,093,425	809,491	283,934	1,878,342
Other income (expense):	72,709	46,506	26,203	209,018
Interest and dividend income	59,626	46,955	12,671	93,970
Interest expense	(20,963)	(11,048)	(9,915)	(21,601)
Foreign exchange gain, net	16,978	5,584	11,394	10,789
Other income, net	17,068	5,015	12,053	125,860
Income before income taxes, minority interest and equity in earnings of affiliated companies	1,166,134	855,997	310,137	2,087,360
Provision for income taxes	456,422	325,116	131,306	795,153
Income before minority interest and equity in earnings of affiliated companies	709,712	530,881	178,831	1,292,207
Minority interest in consolidated subsidiaries	(21,987)	(31,003)	9,016	(84,393)
Equity in earnings of affiliated companies	89,491	70,642	18,849	164,366
Net income	777,216	570,520	206,696	1,372,180

				(Yen)
Net income per share—Basic	241.36	175.13	66.23	421.76
Net income per share—Diluted	241.25	175.10	66.15	421.62

Consolidated 10

CONSOLIDATED BALANCE SHEETS

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

			(Amounts are rounded to the nearest million yen)
	FY2007 semi-annual (As of September 30, 2006)	FY2006 (As of March 31, 2006)	Increase (Decrease)	FY2006 semi-annual (As of September 30, 2005)
Assets
Current assets :	10,902,579	10,735,222	167,357	9,786,178
Cash and cash equivalents	1,906,381	1,569,387	336,994	1,695,897
Time deposits	19,853	50,349	(30,496)	59,988
Marketable securities	484,800	634,879	(150,079)	517,784
Trade accounts and notes receivable, less allowance for doubtful accounts	1,753,049	1,980,680	(227,631)	1,612,238
Finance receivables, net	3,577,884	3,497,319	80,565	3,157,323
Other receivables	413,020	416,336	(3,316)	375,284
Inventories	1,702,959	1,620,975	81,984	1,443,333
Deferred income taxes	531,004	520,494	10,510	498,101
Prepaid expenses and other current assets	513,629	444,803	68,826	426,230
Noncurrent finance receivables, net	5,279,168	4,830,216	448,952	4,547,430
Investments and other assets :	6,238,311	6,099,529	138,782	5,486,546
Marketable securities and other securities investments	3,406,173	3,402,523	3,650	2,951,968
Affiliated companies	1,902,341	1,828,369	73,972	1,663,859
Employees receivables	93,779	75,094	18,685	73,518
Other	836,018	793,543	42,475	797,201
Property, plant and equipment :	7,627,789	7,066,628	561,161	6,437,438
Land	1,231,978	1,215,897	16,081	1,204,454
Buildings	3,273,810	3,156,613	117,197	3,051,281
Machinery and equipment	8,678,981	8,482,832	196,149	8,052,513
Vehicles and equipment on operating leases	3,044,190	2,605,426	438,764	2,240,308
Construction in progress	513,726	397,076	116,650	339,242
Less—Accumulated depreciation	(9,114,896)	(8,791,216)	(323,680)	(8,450,360)

Total assets	30,047,847	28,731,595	1,316,252	26,257,592

Liabilities
Current liabilities :	10,424,731	10,028,735	395,996	9,074,606
Short-term borrowings	3,318,463	3,033,019	285,444	2,769,166
Current portion of long-term debt	1,887,088	1,723,888	163,200	1,484,076
Accounts payable	2,016,222	2,086,587	(70,365)	1,823,606
Other payables	629,345	730,184	(100,839)	705,410
Accrued expenses	1,493,048	1,464,263	28,785	1,409,570
Income taxes payable	332,743	347,488	(14,745)	260,320
Other current liabilities	747,822	643,306	104,516	622,458
Long-term liabilities :	8,031,252	7,552,831	478,421	6,963,433
Long-term debt	6,107,553	5,640,490	467,063	5,307,694
Accrued pension and severance costs	686,393	679,918	6,475	644,518
Deferred income taxes	1,137,378	1,092,995	44,383	910,586
Other long-term liabilities	99,928	139,428	(39,500)	100,635
Total liabilities	18,455,983	17,581,566	874,417	16,038,039

Minority interest in consolidated subsidiaries	597,329	589,580	7,749	526,788

Shareholders’ equity
Common stock	397,050	397,050	—	397,050
Additional paid-in capital	496,808	495,250	1,558	495,580
Retained earnings	11,058,708	10,459,788	598,920	9,771,972
Accumulated other comprehensive income	431,973	437,316	(5,343)	187,280
Treasury stock, at cost	(1,390,004)	(1,228,955)	(161,049)	(1,159,117)

Total shareholders’ equity	10,994,535	10,560,449	434,086	9,692,765

Total liabilities and shareholders’ equity	30,047,847	28,731,595	1,316,252	26,257,592

Consolidated 11

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(1) FY2007 semi-annual (April 2006 through September 2006)

				(Amounts are rounded to the nearest million yen)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total shareholders’ equity
Balances at March 31, 2006	397,050	495,250	10,459,788	437,316	(1,228,955)	10,560,449

Issuance during the period		1,558				1,558
Comprehensive income:
Net income			777,216			777,216
Other comprehensive income (loss)
Foreign currency translation adjustments				43,451		43,451
Unrealized losses on securities, net of reclassification adjustments				(49,080)		(49,080)
Minimum pension liability adjustments				286		286
Total comprehensive income						771,873
Dividends paid			(178,296)			(178,296)
Purchase and reissuance of common stock					(161,049)	(161,049)

Balances at September 30, 2006	397,050	496,808	11,058,708	431,973	(1,390,004)	10,994,535

(2) FY2006 semi-annual (April 2005 through September 2005)

				(Amounts are rounded to the nearest million yen)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total shareholders’ equity
Balances at March 31, 2005	397,050	495,707	9,332,176	(80,660)	(1,099,323)	9,044,950

Issuance during the period		(127)				(127)
Comprehensive income:
Net income			570,520			570,520
Other comprehensive income (loss)
Foreign currency translation adjustments				138,270		138,270
Unrealized gains on securities, net of reclassification adjustments				129,991		129,991
Minimum pension liability adjustments				(321)		(321)
Total comprehensive income						838,460
Dividends paid			(130,724)			(130,724)
Purchase and reissuance of common stock					(59,794)	(59,794)

Balances at September 30, 2005	397,050	495,580	9,771,972	187,280	(1,159,117)	9,692,765

Consolidated 12

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

	(Amounts are rounded to the nearest million yen)
	FY2007 semi-annual (April 2006 through September 2006)	FY2006 semi-annual (April 2005 through September 2005)	FY2006 (April 2005 through March 2006)
Cash flows from operating activities :
Net income	777,216	570,520	1,372,180
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	655,959	547,036	1,211,178
Provision for doubtful accounts and credit losses	1,773	28,923	62,646
Pension and severance costs, less payments	(10,540)	13,514	23,860
Loss on disposal of fixed assets	19,007	26,993	54,981
Unrealized losses on available-for-sale securities, net	1,502	4,460	4,163
Deferred income taxes	47,701	(15,862)	33,262
Minority interest in consolidated subsidiaries	21,987	31,003	84,393
Equity in earnings of affiliated companies	(89,491)	(70,642)	(164,366)
Changes in operating assets and liabilities and other	145,879	203,513	(166,817)

Net cash provided by operating activities	1,570,993	1,339,458	2,515,480

Cash flows from investing activities :
Additions to finance receivables	(3,314,835)	(3,148,381)	(6,476,979)
Collection of and proceeds from sales of finance receivables	2,782,273	2,638,589	5,718,130
Additions to fixed assets excluding equipment leased to others	(708,363)	(716,530)	(1,523,459)
Additions to equipment leased to others	(764,888)	(624,732)	(1,247,781)
Proceeds from sales of fixed assets excluding equipment leased to others	33,066	39,122	89,578
Proceeds from sales of equipment leased to others	217,215	195,222	410,683
Purchases of marketable securities and security investments	(373,788)	(401,268)	(957,296)
Proceeds from sales of and maturity of marketable securities and security investments	437,963	430,054	691,032
Payment for additional investments in affiliated companies, net of cash acquired	(1,481)	(129)	(1,802)
Changes in investments and other assets and other	(28,336)	(62,730)	(77,606)

Net cash used in investing activities	(1,721,174)	(1,650,783)	(3,375,500)

Cash flows from financing activities :
Purchase of common stock	(160,987)	(59,734)	(129,629)
Proceeds from issuance of long-term debt	1,435,422	875,706	1,928,788
Payments of long-term debt	(857,903)	(508,550)	(1,187,506)
Increase in short-term borrowings	232,634	313,266	509,826
Dividends paid	(178,296)	(130,724)	(244,568)

Net cash provided by financing activities	470,870	489,964	876,911

Effect of exchange rate changes on cash and cash equivalents	16,305	33,505	68,743

Net increase in cash and cash equivalents	336,994	212,144	85,634

Cash and cash equivalents at beginning of period	1,569,387	1,483,753	1,483,753

Cash and cash equivalents at end of period	1,906,381	1,695,897	1,569,387

Note:	In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

Consolidated 13

SEGMENT INFORMATION

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1. Segment Operating Results

(1) FY2007 semi-annual (April 2006 through September 2006)

				(Amounts are rounded to the nearest million yen)
	Automotive	Financial Services	All Other	Intersegment Elimination and/or Unallocated Amount	Consolidated
Net revenues :
(1) Sales to external customers	10,477,115	588,711	406,063	—	11,471,889
(2) Intersegment sales and transfers	7,135	10,758	236,123	(254,016)	—
Total	10,484,250	599,469	642,186	(254,016)	11,471,889

Operating expenses	9,492,133	519,542	621,178	(254,389)	10,378,464

Operating income	992,117	79,927	21,008	373	1,093,425

Depreciation expenses	453,713	188,253	13,993	—	655,959

Capital expenditure	713,706	699,063	21,032	39,450	1,473,251

(2) FY2006 semi-annual (April 2005 through September 2005)

				(Amounts are rounded to the nearest million yen)
	Automotive	Financial Services	All Other	Intersegment Elimination and/or Unallocated Amount	Consolidated
Net revenues :
(1) Sales to external customers	9,138,162	452,994	362,004	—	9,953,160
(2) Intersegment sales and transfers	6,323	9,023	173,960	(189,306)	—
Total	9,144,485	462,017	535,964	(189,306)	9,953,160

Operating expenses	8,423,112	378,444	526,134	(184,021)	9,143,669

Operating income	721,373	83,573	9,830	(5,285)	809,491

Depreciation expenses	396,984	137,153	12,899	—	547,036

Capital expenditure	747,597	552,965	17,960	22,740	1,341,262

Consolidated 14

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

2.	Consolidated Financial Statements as Classified into Non-Financial Services Business and Financial Services Business

(1)	Consolidated Statements of Income as Classified into Non-Financial Services Business and Financial Services Business

		(Amounts are rounded to the nearest million yen)
	FY2007 semi-annual (April 2006 through September 2006)	FY2006 semi-annual (April 2005 through September 2005)	Increase (Decrease)
(Non-financial services)
Net revenues	10,887,916	9,504,502	1,383,414
Costs and expenses :	9,870,553	8,770,729	1,099,824
Cost of revenues	8,825,976	7,710,281	1,115,695
Selling, general and administrative	1,044,577	1,060,448	(15,871)
Operating income	1,017,363	733,773	283,590
Other income, net	73,739	43,119	30,620
Income before income taxes, minority interest and equity in earnings of affiliated companies	1,091,102	776,892	314,210
Provision for income taxes	429,595	290,583	139,012
Income before minority interest and equity in earnings of affiliated companies	661,507	486,309	175,198
Minority interest in consolidated subsidiaries	(20,969)	(30,043)	9,074
Equity in earnings of affiliated companies	80,722	57,274	23,448
Net income	721,260	513,540	207,720

(Financial services)
Net revenues	599,469	462,017	137,452
Costs and expenses :	519,542	378,444	141,098
Cost of revenues	399,363	272,732	126,631
Selling, general and administrative	120,179	105,712	14,467
Operating income	79,927	83,573	(3,646)
Other expense, net	(4,853)	(4,451)	(402)
Income before income taxes, minority interest and equity in earnings of affiliated companies	75,074	79,122	(4,048)
Provision for income taxes	26,844	34,539	(7,695)
Income before minority interest and equity in earnings of affiliated companies	48,230	44,583	3,647
Minority interest in consolidated subsidiaries	(1,018)	(960)	(58)
Equity in earnings of affiliated companies	8,769	13,368	(4,599)
Net income	55,981	56,991	(1,010)

(Elimination)
Elimination of net income	(25)	(11)	(14)

(Consolidated)
Net income	777,216	570,520	206,696

Consolidated 15

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(2)	Consolidated Balance Sheets as Classified into Non-Financial Services Business and Financial Services Business

		(Amounts are rounded to the nearest million yen)
	FY2007 semi-annual (As of September 30, 2006)	FY2006 (As of March 31, 2006)	Increase (Decrease)
Assets
(Non-financial services)
Current assets :	7,192,058	7,154,653	37,405
Cash and cash equivalents	1,622,078	1,418,022	204,056
Marketable securities	476,771	633,036	(156,265)
Trade accounts and notes receivable, less allowance for doubtful accounts	1,780,586	2,002,577	(221,991)
Inventories	1,702,959	1,620,975	81,984
Prepaid expenses and other current assets	1,609,664	1,480,043	129,621

Investments and other assets	5,755,612	5,702,376	53,236
Property, plant and equipment	5,409,440	5,207,760	201,680

Total	18,357,110	18,064,789	292,321

(Financial services)
Current assets :	4,582,081	4,361,374	220,707
Cash and cash equivalents	293,791	151,365	142,426
Marketable securities	8,029	1,843	6,186
Finance receivables, net	3,577,884	3,497,319	80,565
Prepaid expenses and other current assets	702,377	710,847	(8,470)

Noncurrent finance receivables, net	5,279,168	4,830,216	448,952
Investments and other assets	617,638	563,050	54,588
Property, plant and equipment	2,218,349	1,858,868	359,481

Total	12,697,236	11,613,508	1,083,728

(Elimination)
Elimination of assets	(1,006,499)	(946,702)	(59,797)

(Consolidated)
Total assets	30,047,847	28,731,595	1,316,252

Note: Assets	in the non-financial services include unallocated corporate assets.

Consolidated 16

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

		(Amounts are rounded to the nearest million yen)
	FY2007 semi-annual (As of September 30, 2006)	FY2006 (As of March 31, 2006)	Increase (Decrease)
Liabilities
(Non-financial services)
Current liabilities:	5,753,803	5,774,891	(21,088)
Short-term borrowings	844,182	797,969	46,213
Current portion of long-term debt	101,672	68,299	33,373
Accounts payable	2,011,500	2,084,399	(72,899)
Accrued expenses	1,357,763	1,357,335	428
Income taxes payable	316,524	328,360	(11,836)
Other current liabilities	1,122,162	1,138,529	(16,367)

Long-term liabilities:	2,165,163	2,230,611	(65,448)
Long-term debt	672,961	730,072	(57,111)
Accrued pension and severance costs	681,930	676,999	4,931
Other long-term liabilities	810,272	823,540	(13,268)

Total	7,918,966	8,005,502	(86,536)

(Financial services)
Current liabilities:	5,549,396	5,040,058	509,338
Short-term borrowings	3,217,266	2,932,799	284,467
Current portion of long-term debt	1,817,917	1,662,589	155,328
Accounts payable	18,678	9,273	9,405
Accrued expenses	139,333	111,133	28,200
Income taxes payable	16,219	19,128	(2,909)
Other current liabilities	339,983	305,136	34,847
Long-term liabilities:	5,994,653	5,483,284	511,369
Long-term debt	5,563,156	5,071,482	491,674
Accrued pension and severance costs	4,463	2,919	1,544
Other long-term liabilities	427,034	408,883	18,151

Total	11,544,049	10,523,342	1,020,707

(Elimination)
Elimination of liabilities	(1,007,032)	(947,278)	(59,754)

(Consolidated)
Total liabilities	18,455,983	17,581,566	874,417

(Consolidated)
Minority interest in consolidated subsidiaries	597,329	589,580	7,749

Shareholders’ equity
(Consolidated)
Common stock	397,050	397,050	—
Additional paid-in capital	496,808	495,250	1,558
Retained earnings	11,058,708	10,459,788	598,920
Accumulated other comprehensive income	431,973	437,316	(5,343)
Treasury stock, at cost	(1,390,004)	(1,228,955)	(161,049)
Total shareholders’ equity	10,994,535	10,560,449	434,086

(Consolidated)
Total liabilities and shareholders’ equity	30,047,847	28,731,595	1,316,252

Consolidated 17

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3)	Consolidated Statements of Cash Flows as Classified into Non-Financial Services Business and Financial Services Business

	(Amounts are rounded to the nearest million yen)
	FY2007 semi-annual (April 2006 through September 2006)	FY2006 semi-annual (April 2005 through September 2005)
(Non-financial services)
Cash flows from operating activities:
Net income	721,260	513,540
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	467,706	409,883
Pension and severance costs, less payments	(11,975)	12,982
Loss on disposal of fixed assets	17,990	26,774
Unrealized losses on available-for-sale securities, net	1,502	4,460
Deferred income taxes	11,552	(35,348)
Minority interest in consolidated subsidiaries	20,969	30,043
Equity in earnings of affiliated companies	(80,722)	(57,274)
Changes in operating assets and liabilities and other	64,182	124,373

Net cash provided by operating activities	1,212,464	1,029,433

Cash flows from investing activities:
Additions to fixed assets excluding equipment leased to others	(703,926)	(713,143)
Additions to equipment leased to others	(70,262)	(75,154)
Proceeds from sales of fixed assets excluding equipment leased to others	29,641	35,193
Proceeds from sales of equipment leased to others	52,178	42,397
Purchases of marketable securities and security investments	(338,326)	(297,235)
Proceeds from sales of and maturity of marketable securities and security investments	406,282	358,417
Payment for additional investments in affiliated companies, net of cash acquired	(1,481)	(129)
Changes in investments and other assets and other	(64,212)	(55,041)

Net cash used in investing activities	(690,106)	(704,695)

Cash flows from financing activities:
Purchase of common stock	(160,987)	(59,734)
Proceeds from issuance of long-term debt	7,369	20,766
Payments of long-term debt	(38,025)	(34,976)
Increase in short-term borrowings	40,035	40,055
Dividends paid	(178,296)	(130,724)

Net cash used in financing activities	(329,904)	(164,613)

Effect of exchange rate changes on cash and cash equivalents	11,602	27,803

Net increase in cash and cash equivalents	204,056	187,928

Cash and cash equivalents at beginning of period	1,418,022	1,324,126

Cash and cash equivalents at end of period	1,622,078	1,512,054

Consolidated 18

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

	(Amounts are rounded to the nearest million yen)
	FY2007 semi-annual (April 2006 through September 2006)	FY2006 semi-annual (April 2005 through September 2005)
(Financial services)
Cash flows from operating activities:
Net income	55,981	56,991
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	188,253	137,153
Deferred income taxes	36,166	19,493
Minority interest in consolidated subsidiaries	1,018	960
Equity in earnings of affiliated companies	(8,769)	(13,368)
Changes in operating assets and liabilities and other	8,423	52,051

Net cash provided by operating activities	281,072	253,280

Cash flows from investing activities:
Additions to finance receivables	(6,415,457)	(5,393,541)
Collection of and proceeds from sales of finance receivables	5,963,923	4,945,309
Additions to fixed assets excluding equipment leased to others	(4,437)	(3,387)
Additions to equipment leased to others	(694,626)	(549,578)
Proceeds from sales of fixed assets excluding equipment leased to others	3,425	3,929
Proceeds from sales of equipment leased to others	165,037	152,825
Purchases of marketable securities and security investments	(35,462)	(104,033)
Proceeds from sales of and maturity of marketable securities and security investments	31,681	71,637
Changes in investments and other assets and other	7,145	(21,860)

Net cash used in investing activities	(978,771)	(898,699)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,428,183	884,941
Payments of long-term debt	(827,008)	(523,151)
Increase in short-term borrowings	234,247	302,143

Net cash provided by financing activities	835,422	663,933

Effect of exchange rate changes on cash and cash equivalents	4,703	5,702

Net increase in cash and cash equivalents	142,426	24,216

Cash and cash equivalents at beginning of period	151,365	159,627

Cash and cash equivalents at end of period	293,791	183,843

(Consolidated)
Effect of exchange rate changes on cash and cash equivalents	16,305	33,505

Net increase in cash and cash equivalents	336,994	212,144

Cash and cash equivalents at beginning of period	1,569,387	1,483,753

Cash and cash equivalents at end of period	1,906,381	1,695,897

Note:	In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

Consolidated 19

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

3. Geographic Information

(1) FY2007 semi-annual (April 2006 through September 2006)

					(Amounts are rounded to the nearest million yen)
	Japan	North America	Europe	Asia	Other	Intersegment Elimination	Consolidated

Net revenues:
(1) Sales to external customers	3,837,248	4,241,265	1,605,637	915,286	872,453	—	11,471,889
(2) Intersegment sales and transfers	3,173,016	103,321	77,026	109,438	96,061	(3,558,862)	—
Total	7,010,264	4,344,586	1,682,663	1,024,724	968,514	(3,558,862)	11,471,889

Operating expenses	6,325,868	4,094,070	1,616,637	963,418	932,441	(3,553,970)	10,378,464

Operating income	684,396	250,516	66,026	61,306	36,073	(4,892)	1,093,425

(2) FY2006 semi-annual (April 2005 through September 2005)

					(Amounts are rounded to the nearest million yen)
	Japan	North America	Europe	Asia	Other	Intersegment Elimination	Consolidated

Net revenues:
(1) Sales to external customers	3,575,909	3,545,517	1,241,163	891,755	698,816	—	9,953,160
(2) Intersegment sales and transfers	2,457,008	81,835	59,691	105,234	61,242	(2,765,010)	—
Total	6,032,917	3,627,352	1,300,854	996,989	760,058	(2,765,010)	9,953,160

Operating expenses	5,646,964	3,358,811	1,260,781	921,567	723,863	(2,768,317)	9,143,669

Operating income	385,953	268,541	40,073	75,422	36,195	3,307	809,491

4. Overseas Sales

(1) FY2007 semi-annual (April 2006 through September 2006)

				(Amounts are rounded to the nearest million yen)
	North America	Europe	Asia	Other	Total
Overseas sales	4,347,221	1,579,817	1,013,224	1,616,709	8,556,971
Consolidated sales	—	—	—	—	11,471,889
Ratio of overseas sales to consolidated sales	37.9%	13.8%	8.8%	14.1%	74.6%

(2) FY2006 semi-annual (April 2005 through September 2005)

				(Amounts are rounded to the nearest million yen)
	North America	Europe	Asia	Other	Total

Overseas sales	3,624,137	1,257,310	926,376	1,335,742	7,143,565
Consolidated sales	—	—	—	—	9,953,160
Ratio of overseas sales to consolidated sales	36.4%	12.6%	9.3%	13.5%	71.8%

Consolidated 20

UNCONSOLIDATED STATEMENTS OF INCOME

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

		(Million yen; amounts less than one million yen are omitted)
	FY2007 semi-annual (April 2006 through September 2006)	FY2006 semi-annual (April 2005 through September 2005)	Increase (Decrease)	FY2006 (April 2005 through March 2006)

Net sales	5,470,326	4,664,015	806,311	10,191,838
Cost of sales	4,366,940	3,795,039	571,901	8,248,627
Gross profit	1,103,386	868,976	234,410	1,943,211
Selling, general and administrative expenses	532,370	571,319	(38,949)	1,095,212
Operating income	571,015	297,657	273,358	847,998
Non-operating income	244,798	175,173	69,625	342,165
Interest income	11,356	8,524	2,832	18,686
Dividend income	169,205	108,999	60,206	228,670
Others	64,235	57,648	6,587	94,808
Non-operating expenses	37,535	56,219	(18,684)	85,382
Interest expenses	5,477	5,347	130	10,715
Others	32,058	50,872	(18,814)	74,666
Ordinary income	778,277	416,610	361,667	1,104,781
Income before income taxes	778,277	416,610	361,667	1,104,781
Income taxes—current	236,800	146,000	90,800	354,100
Income taxes—deferred	15,626	(13,065)	28,691	(15,279)
Net income	525,851	283,675	242,176	765,961

Unconsolidated 1

UNCONSOLIDATED BALANCE SHEETS

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

		(Million yen; amounts less than one million yen are omitted)
	FY2007 semi-annual (As of September 30, 2006)	FY2006 (As of March 31, 2006)	Increase (Decrease)	FY2006 semi-annual (As of September 30, 2005)
Assets
Current assets	3,767,462	3,795,723	(28,261)	3,346,221
Cash and deposits	192,042	107,674	84,368	131,405
Trade accounts receivable	1,084,671	1,206,641	(121,970)	939,377
Marketable securities	880,653	922,033	(41,380)	872,744
Finished goods	118,929	147,413	(28,484)	138,833
Raw materials	42,114	27,336	14,778	22,670
Work in process	86,902	109,970	(23,068)	89,011
Supplies	8,753	8,177	576	8,336
Short-term loans	565,653	476,766	88,887	438,740
Deferred tax assets	270,170	259,372	10,798	263,159
Others	524,169	536,835	(12,666)	447,041
Less: allowance for doubtful accounts	(6,600)	(6,500)	(100)	(5,100)

Fixed assets	6,104,622	6,113,286	(8,664)	5,838,232
Property, plant and equipment	1,271,289	1,279,608	(8,319)	1,268,255
Buildings	388,447	377,018	11,429	377,119
Structures	39,004	40,401	(1,357)	40,225
Machinery and equipment	310,897	291,186	19,711	326,542
Vehicle and delivery equipment	15,541	13,663	1,878	10,731
Tools, furniture and fixtures	81,137	88,795	(7,658)	82,062
Land	386,348	385,886	462	384,177
Construction in progress	49,872	82,656	(32,784)	47,396

Investments and other assets	4,833,333	4,833,678	(345)	4,569,977
Investments in securities	2,299,218	2,314,903	(15,685)	2,054,009
Investments in subsidiaries and affiliates	1,949,615	1,945,521	4,094	1,929,715
Long-term loans	466,530	476,422	(9,892)	438,756
Deferred tax assets	—	—	—	48,527
Others	148,469	127,430	21,039	128,269
Less: allowance for doubtful accounts	(30,500)	(30,600)	100	(29,300)

Total assets	9,872,085	9,909,010	(36,925)	9,184,453

Unconsolidated 2

UNCONSOLIDATED BALANCE SHEETS—(Continued)

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

		(Million yen; amounts less than one million yen are omitted)
	FY2007 semi-annual (As of September 30, 2006)	FY2006 (As of March 31, 2006)	Increase (Decrease)	FY2006 semi-annual (As of September 30, 2005)
Liabilities
Current liabilities	2,183,988	2,379,900	(195,912)	2,086,381
Trade notes payable	1,170	1,117	53	1,080
Trade accounts payable	944,043	1,044,613	(100,570)	886,614
Other payables	314,537	393,585	(79,048)	311,618
Income taxes payable	222,945	218,256	4,689	142,122
Accrued expenses	449,046	491,032	(41,986)	507,740
Deposits received	221,742	207,254	14,488	203,025
Allowance for EXPO 2005 Aichi	—	—	—	472
Others	30,503	24,040	6,463	33,705
Long-term liabilities	843,834	842,213	1,621	828,905
Bonds	500,000	500,000	—	500,000
Allowance for retirement benefits	286,799	288,961	(2,162)	289,113
Deferred tax liabilities	31,971	24,798	7,173	–—
Others	25,062	28,454	(3,392)	39,792

Total liabilities	3,027,822	3,222,114	(194,292)	2,915,286

Net assets
Shareholders’ equity	6,354,788	—	6,354,788	—
Common stock	397,049	—	397,049	—
Capital surplus	417,179	—	417,179	—
Capital reserve	416,970	—	416,970	—
Other capital surplus	208	—	208	—
Retained earnings	6,961,695	—	6,961,695	—
Legal reserve	99,454	—	99,454	—
Other retained earnings
Reserve for losses on overseas investments	140	—	140	—
Reserve for special depreciation	3,405	—	3,405	—
Reserve for reduction of acquisition cost of fixed assets	7,496	—	7,496	—
General reserve	5,740,926	—	5,740,926	—
Retained earnings brought forward	1,110,271	—	1,110,271	—
Less: treasury stock	(1,421,136)	—	(1,421,136)	—
Valuation and translation adjustments	489,182	—	489,182	—
Net unrealized gains on other securities	488,167	—	488,167	—
Deferred hedge gains or losses	1,014	—	1,014	—
Stock acquisition rights	292	—	292	—

Total net assets	6,844,262	—	6,844,262	—

Shareholders’ equity
Common stock	—	397,049	(397,049)	397,049
Capital surplus	—	416,970	(416,970)	416,970
Capital reserve	—	416,970	(416,970)	416,970
Retained earnings	—	6,614,868	(6,614,868)	6,246,631
Legal reserve	—	99,454	(99,454)	99,454
Reserve for losses on overseas investments	—	197	(197)	197
Reserve for special depreciation	—	3,196	(3,196)	3,196
Reserve for reduction of acquisition cost of fixed assets	—	6,586	(6,586)	6,586
General reserve	—	5,340,926	(5,340,926)	5,340,926
Unappropriated retained earnings at end of period	—	1,164,506	(1,164,506)	796,269
Net unrealized gains on other securities	—	518,155	(518,155)	398,767
Less: treasury stock	—	(1,260,148)	1,260,148	(1,190,253)
Total shareholders’ equity	—	6,686,895	(6,686,895)	6,269,166

Total	9,872,085	9,909,010	(36,925)	9,184,453

Unconsolidated 3

UNCONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

FY2007 semi-annual (April 2006 through September 2006)

										(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity
	Common stock	Capital surplus				Retained earnings						Treasury stock	Total shareholders’ equity
		Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings					Total retained earnings
						Reserve for losses on overseas investments	Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve	Retained earnings brought forward
Balance as of March 31, 2006	397,049	416,970	—	416,970	99,454	197	3,196	6,586	5,340,926	1,164,506	6,614,868	(1,260,148)	6,168,740

Changes during the current half
Reversal of reserve for losses on overseas investments						(56)				56
Appropriation to reserve for special depreciation							830			(830)
Reversal of reserve for special depreciation							(621)			621
Appropriation to reserve for reduction of acquisition cost of fixed assets								934		(934)
Reversal of reserve for reduction of acquisition cost of fixed assets								(24)		24
Appropriation to general reserve									400,000	(400,000)
Dividends paid										(178,296)	(178,296)		(178,296)
Bonuses to directors and corporate auditors										(727)	(727)		(727)
Net income										525,851	525,851		525,851
Purchase of treasury stock												(162,744)	(162,744)
Disposal of treasury stock			208	208								1,757	1,965
Net changes of items other than shareholders’ equity
Total changes during the current half	—	—	208	208	—	(56)	209	909	400,000	(54,235)	346,826	(160,987)	186,047

Balance as of September 30, 2006	397,049	416,970	208	417,179	99,454	140	3,405	7,496	5,740,926	1,110,271	6,961,695	(1,421,136)	6,354,788

Unconsolidated 4

UNCONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS—(Continued)

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

	Valuation and translation adjustments			Stock acquisition rights	Total net assets
	Net unrealized gains on other securities	Deferred hedge gains or losses	Total valuation and translation adjustments
Balance as of March 31, 2006	518,155	—	518,155	—	6,686,895

Changes during the current half
Reversal of reserve for losses on overseas investments
Appropriation to reserve for special depreciation
Reversal of reserve for special depreciation
Appropriation to reserve for reduction of acquisition cost of fixed assets
Reversal of reserve for reduction of acquisition cost of fixed assets
Appropriation to general reserve
Dividends paid					(178,296)
Bonuses to directors and corporate auditors					(727)
Net income					525,851
Purchase of treasury stock					(162,744)
Disposal of treasury stock					1,965
Net changes of items other than shareholders’ equity	(29,987)	1,014	(28,973)	292	(28,680)
Total changes during the current half	(29,987)	1,014	(28,973)	292	157,367

Balance as of September 30, 2006	488,167	1,014	489,182	292	6,844,262

Unconsolidated 5